Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 10, 2023, Wenzhou Lilong Network Technology Co., Ltd (formally named as Wenzhou Lilong Logistics Services Co., Ltd), an indirectly wholly-owned subsidiary of Golden Sun Health Technology Group Limited (the “Company”), signed a share purchase agreement (“SPA”) to purchase 100% equity interest of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd (the “Oulong”) from its original shareholders consisting of a third party and Ms. Zhao Dongfang (the “Acquisition”).. Ms. Zhao Dongfang was a minority shareholder of the Company, holding approximately 3.4% of its equity shares. As of the date of this report, Ms. Zhao Dongfang holds 100 shares of the Company. The Oulong is a provider of waterfront tourism projects especially water sports projects development. Pursuant to the agreement amended on March 1, 2024, the total consideration is $6,155,951 (RMB43.2 million). On July 30, 2025, the Acquisition was closed.

The unaudited pro forma condensed combined statement of financial position is based on the individual historical consolidated statement of financial position of the Oulong and the Company, prepared in accordance with the United States of America (“U.S. GAAP”), as of September 30, 2024, and has been prepared to reflect the effect of the Acquisition as if it had occurred on October 1, 2023. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended September 30, 2024, gives effect to the Acquisition as if it had occurred on October 1, 2023, the beginning of the Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the Acquisition; 2) factually supportable; and 3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Oulong’s historical audited financial statements for the year ended September 30, 2024, included as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by the Company on July 31, 2025, the Company’s historical audited financial statements for the year ended September 30, 2024 included in the Company’s Annual Report on Form 20-F filed to the SEC on February 14, 2025.

The unaudited pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had the Acquisition described above been consummated at the dates indicated, nor is it necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2024

(Expressed in U.S. dollar, except for the number of shares)

	A	B
	Oulong	The Company	Pro Forma		Pro Forma
	2024	2024	Adjustments	Notes	Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,482	$839,622	$(638,232)	(5)	$231,872
Accounts receivable, net	-	50,765	-		50,765
Contract assets	-	563,583	-		563,583
Inventories	-	375,881	-		375,881
Due from a related party	209,577	-	-		209,577
Acquisition deposit	-	5,517,719	(5,517,719)	(5)	-
Prepayments and other current assets	62,090	3,005,505	(4,275)	(8)	3,063,320
TOTAL CURRENT ASSETS	302,149	10,353,075	(6,160,226)		4,494,998
NON CURRENTASSETS:
Property, equipment and intangible assets, net	1,484,960	211,672	1,797,548	(1)(2)	3,494,180
Long-term investments	-	4,617,863	-		4,617,863
Operating lease right-of-use assets, net	-	702,453	-		702,453
Deferred tax assets	2,340	-	-		2,340
Goodwill	-	-	2,979,575	(5)	2,979,575
Prepayments and other non-current assets	-	1,198,406	-		1,198,406
TOTAL NON CURRENTASSETS	1,487,300	6,730,394	4,777,123		12,994,817
TOTAL ASSETS	$1,789,449	$17,083,469	$(1,383,103)		$17,489,815
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Long-term bank loans - current portion	$-	$1,567,487	$-		$1,567,487
Accounts payable	120,144	1,408,467	-		1,528,611
Deferred revenue	-	4,123,849	-		4,123,849
Accrued expenses and other liabilities	712	1,231,128	(4,275)	(8)	1,227,565
Refund liabilities	-	323,671	-		323,671
Loan from third parties	285,032	447,914	-		732,946
Operating lease liabilities-current	-	246,809	-		246,809
Taxes payable	15	4,223,538	-		4,223,553
TOTAL CURRENT LIABILITIES	405,903	13,572,863	(4,275)		13,974,491

NON CURRENTLIABILITIES:
Operating lease liabilities-non-current	-	409,703	-		409,703
Deferred tax liability	-	-	89,877	(3)(4)	89,877
Long-term bank loans - non-current portion	-	1,766,986	-		1,766,986
Due to a related party	-	854,271	-		854,271
Long-term loan from third party	-	68,275	-		68,275
TOTAL NON CURRENTLIABILITIES	-	3,099,235	89,877		3,189,112
TOTAL LIABILITIES	405,903	16,672,098	85,602		17,163,603

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A ordinary shares	-	7,890	-		7,890
Class B ordinary shares	-	2,015	-		2,015
Additional paid in capital	1,415,228	19,450,741	(1,415,228)	(6)	19,450,741
Statutory reserves	-	1,007,027	-		1,007,027
Accumulated deficit	(40,305)	(18,541,751)	(44,854)	(6)	(18,626,910)
Accumulated other comprehensive loss	8,623	(1,208,386)	(8,623)	(6)	(1,208,386)
TOTAL SHAREHOLDERS’ EQUITY	1,383,546	717,536	(1,468,705)		632,377
Non-controlling interests	-	(306,165)	-		(306,165)
TOTAL EQUITY	1,383,546	411,371	(1,468,705)		326,212
TOTAL LIABILITIES AND EQUITY	$1,789,449	$17,083,469	$(1,383,103)		$17,489,815

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2024

(Expressed in U.S. dollar, except for the number of shares)

	A	B
	Oulong	The Company	Pro Forma		Pro Forma
	2024	2024	Adjustments	Notes	Combined
Revenues	$123,309	$10,159,020	$-		$10,282,329
Cost of revenues	109,307	7,796,239	-		7,905,546
Gross profit	14,002	2,362,781	-		2,376,783

Operating expenses:
Selling expenses	214	762,451	-		762,665
General and administrative expenses	51,129	4,163,160	(88,295)	(2)(7)(9)	4,125,994
Total operating expenses	51,343	4,925,611	(88,295)		4,888,659
Loss from operations	(37,341)	(2,562,830)	88,295		(2,511,876)

Other income (expense):
Interest expense, net	-	(243,530)	-		(243,530)
Investment loss	-	(816,472)	-		(816,472)
Other expense, net	(8,251)	(327,403)	1,346	(7)(9)	(334,308)
Total other income (expense), net	(8,251)	(1,387,405)	1,346		(1,394,310)

Loss before income taxes	(45,592)	(3,950,235)	89,641		(3,906,186)

Income taxes (benefit) provision	(2,280)	18,617	4,482	(4)	20,819
Net loss	(43,312)	(3,968,852)	85,159		(3,927,005)

Less: net loss attributable to non-controlling interests	-	(262,686)	-		(262,686)
Net loss attributable to the Company	$(43,312)	$(3,706,166)	$85,159		$(3,664,319)

Net loss	(43,312)	(3,968,852)	85,159		(3,927,005)
Other comprehensive loss
Foreign currency translation adjustments	8,723	3,958	-		12,681
Comprehensive loss	(34,589)	(3,964,894)	85,159		(3,914,324)
Less: comprehensive loss attributable to non-controlling interests	-	(271,363)	-		(271,363)
Comprehensive loss attributable to the Company	$(34,589)	$(3,693,531)	$85,159		$(3,642,961)

Weighted average number of shares outstanding
Basic and diluted	-	1,980,944	-		1,980,944
Loss per share
Basic and diluted	$-	$(1.87)	$-		$(1.85)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2024, was derived from Oulong’s historical audited financial statements for the year ended September 30, 2024, included as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by the Company on July 28, 2025, the Company’s historical audited financial statements for the year ended September 30, 2024 included in the Company’s Annual Report on Form 20-F filed to the SEC on February 14, 2025.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the provisions of ASC 805, Business Combinations, with the Company determined to be the acquirer under this guidance. In the unaudited pro forma condensed combined balance sheet, the purchase consideration associated with the Acquisition has been allocated to the assets acquired and liabilities assumed, based upon their respective fair values as of the Acquisition Date. Any excess of the purchase consideration over the fair value of identified tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. Management believes the estimated fair values utilized for the assets acquired and liabilities assumed are based on reasonable estimates and assumptions. The fair values are subject to adjustment for up to one year after the Acquisition Date as additional information is obtained.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to management and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or balance sheets that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual balance sheets and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Note 3 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Acquisition, that have been made in the accompanying unaudited pro forma condensed combined statements of operations for the year ended September 30, 2024, giving effect to the Acquisition as if it had been consummated on October 1, 2023, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	The preliminary purchase price allocation is as follows

Cash paid	$5,517,719
Purchase consideration payable	638,232
Total consideration	$6,155,951

Assets and liability acquired
Cash	$30,482
Due from a related party	209,577
Prepaid expenses and other current assets, net	62,090
Property, plant and equipment, net	3,372,149
Goodwill	2,979,575
Deferred tax assets	2,340
Accounts payable	(120,144)
Accrued expenses and other liabilities	(712)
Loan from third party	(285,032)
Taxes payable	(15)
Deferred tax liability	(94,359)
Net asset	$6,155,951

The pro forma adjustments give effect to the forward acquisition accounting, and specifically:

(1)	to recognize $1,887,189 additional fair value identified on property, plant and equipment.

(2)	To recognize the related $89,641 depreciation expense for additional fair value identified on property, plant and equipment with a twenty-year useful life. for the year ended September 30, 2024

(3)	To recognize $94,359 deferred tax liabilities associated with the additional fair value identified on the property, plant and equipment.

(4)	To recognized the related deferred tax recovery of $4,482 associated with depreciation expense for additional fair value identified on property, plant and equipment for the year.

(5)	To recognize goodwill of $2,979,575 from the acquisition

(6)	Represents the consolidation equity elimination upon consolidation of Oulong and the payment of purchase consideration

(7)	To eliminate intercompany transactions of $16,657 for the year ended September 30, 2024.

(8)	To eliminate intercompany balance of $4,275 outstanding for the year ended September 30, 2024.

(9)	To reclass $18,003 depreciation expense for the property, plant and equipment from other income, net to general and administrative expenses after the acquisition.

5